Letterhead
CRAIG




Griff Resor
MRS Technology, Inc.
10 Elizabeth Drive
Chelmsford, MA 01824


Dear Griff,

As I mentioned to Jack Steele, I have become an Equity Partner at Andersen Consulting. Unfortunately, partnership rules preclude a partner from being a Director of a "for Profit" entity, apart from a closely held family enterprise. Consequently, I hereby resign as chairman of the Compensation Committee and a Director of MRS. As Jack knows, I will be in Asia through 1 October, but I will be in touch upon my return.

Most Sincerely,
/s/ S. Russel Craig